Exhibit 12.1

	Successor	Predecessor
	For the two months ended December 31, 2006	For the ten months ended October 31, 2006	For the twelve months ended December 31, 2005	For the twelve months ended December 31, 2004	For the twelve months ended December 31, 2003	For the twelve months ended December 31, 2002
Earnings:

Income from continuing operations before income taxes and minority interest	$(89)	$9,165	$(4,482)	$439	$259	$(2,329)

Fixed charges (see below)	39	277	775	35	49	52

Amortization of capitalized interest	—	5	7	8	8	9

Capitalized interest	(2)	—	—	2	(1)	—

Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings, as adjusted	$(52)	$9,447	$(3,700)	$484	$315	$(2,268)

Fixed Charges:

Portion of rents representative of interest expense (33%)	$5	$22	$27	$27	$33	$35

Interest on indebtedness, including amortization of deferred loan costs	32	255	748	10	15	17

Capitalized interest	2	—	—	(2)	1	—

Total fixed charges	$39	$277	$775	$35	$49	$52

Ratio of earnings to fixed charges	N/A	34.1	N/A	13.8	6.4	N/A

Due to losses incurred for adjustments due to bankruptcy proceedings, we would have had to generate additional earnings of $91 million in the two months ended December 31, 2006, $4.475 billion in the twelve months ended December 31, 2005 and $2.320 billion in the twelve months ended December 31, 2002 in order to achieve a coverage of 1:1